CHARITABLE REMAINDER TRUST ENDORSEMENT



This Endorsement modifies and forms a part of the Certificate to which it is attached. The Effective Date is the Issue Date shown on the Certificate Schedule of the Certificate to which this Endorsement is attached. In the case of a conflict with any provision in the Certificate, the provisions of this Endorsement will control.


The following hereby amends and supersedes the section of the Certificate captioned "ANNUITY PROVISIONS - INCOME DATE".

                               ANNUITY PROVISIONS

INCOME DATE: A Certificate Owner selects an Income Date at the time of issue. The Income Date must always be the first day of a calendar month. The earliest Income Date a Certificate Owner can select is two years after the Issue Date. The latest Income Date a Certificate Owner can select is the earlier of the first day of the first calendar month following the Annuitant's 100th birthday, or the maximum date permitted under law. A Certificate Owner may, at any time prior to the Income Date, change the Income Date by authorized request 30 days in advance.



                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK


   /s/MICHAEL T. WESTERMEYER                               /s/THOMAS J. LYNCH
        ---------                                               ---------
        Secretary                                               President